September 9, 2006
Joyce Sweeney
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	Hudson City Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006 File No. 000-26001
Dear Ms. Sweeney,
This letter is in response to your letter dated August 10, 2006 concerning your review of our financial statements and related disclosures. Please be advised we will modify our Note 1, section g disclosures adding language concerning our loan modification accounting policy. Attached please find a marked draft of the language to be added to future filings, beginning with our December 31, 2006 Form 10-K.
SEC Staff Comment
1. We note your disclosure on page 13 that you allow existing customers to modify the terms of their mortgage loans with the intent of maintaining customer relationships. In future filings please disclose your accounting policies for modifications of loans, including how you determine whether or not a modification is minor and how you account for the associated fees and costs. Please provide us with your proposed future disclosure in your response letter. Refer to paragraphs 12-14 of SFAS 91 and EITF 01-7.
Response to Comment.
1. Our accounting policy regarding deferring and accreting loan modification fees and the treatment of any pre-modification fees or costs, is based on the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases,” and Emerging Issues Task Force (“EITF”) No. 01-07. “Creditor Accounting for a Modification or an Exchange of Debt Instruments.” We modify the terms of existing loans based on the terms of our currently offered fixed-rate product with a similar or reduced term to maturity and collect a fee for the modification. The modification fee is deferred and accreted over the life of the modified mortgage loan as an adjustment to interest income using the effective interest method. The effective yield of the new loan, determined by the currently offered interest rate, plus the modification fee, is at least as favorable to us as the yield on comparable loans offered to new customers and therefore, meets the first SFAS No. 91criteria for the modified loan to be considered a new loan.
Our lending is limited to one-to four- family residential mortgage loans, the attributes of which are substantially all the same. The only significant attributes or factors that can, and do vary, in these otherwise homogeneous loans, are their interest rate and their period to maturity. Based on the composition of our loan portfolio, we have concluded that a change in interest rate and a reduction in period to maturity is more than a minor modification. Based on these specific facts and circumstances, our loan modifications represent a non-minor change as defined in EITF No. 01-07 and thus meet the second criteria for the modified loan to be considered a new loan.
Based on these specific facts, we concluded any remaining pre-modification deferred fees or costs should be recognized in interest at the time of modification and that such treatment is in accordance with SFAS No. 91and its related literature.
Please be advised that the management of Hudson City Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also understands it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact Denis Salamone at (201)967-1900, extension 1218 or Michael McCambridge at extension 1239 if you have any questions.
Sincerely,
/s/ Ronald E. Hermance, Jr.
Ronald E. Hermance, Jr.
Chairman, President and Chief Executive Officer
Hudson City Bancorp, Inc.

Annual Report on Form 10-K for December 31, 2005
Item 8. Financial Statements and Supplementary Data.
Notes to Financial Statements
1. Summary of significant Accounting Policies
          g) Loans
Loans are stated at their principal amounts outstanding. Interest income on loans is accrued and credited to income as earned. Net loan origination fees and broker costs are deferred and amortized to interest income over the life of the loan using the effective interest method. Purchased loans are stated at their principal amounts outstanding, adjusted for amortization of premiums and accretion of discounts. Such amortization and accretion is reflected as an adjustment to interest income over the life of the purchased loan using the effective interest method.
Existing customers are permitted to modify the terms of their mortgage loan, for a fee, to the terms of the currently offered fixed-rate product with a similar or reduced period to maturity than the current remaining period of their existing loan. The modified terms of these loans are at least as favorable to us as the terms of mortgage loans we offer to new customers. The fee assessed for modifying the mortgage loan is deferred and accreted over the life of the modified loan using the effective interest method. Such accretion is reflected as an adjustment to interest income. We deem the specific facts and circumstances surrounding the modification of the terms of the loan (i.e. the change in rate and period to maturity), to be more than a minor change to the loan. Accordingly, pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification
A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans that do not carry private mortgage insurance or are not guaranteed by a federal agency is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited is reversed. It is recognized subsequently in the period collected or when the ultimate collection of principal is no longer in doubt. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist.
Hudson City defines the population of impaired loans to be all non-accrual commercial real estate and multi-family loans. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio.